UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT
PLAN FOR MACHINISTS

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT PLAN FOR MACHINISTS
Date: June 28, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

INDEX

Page
Chicago Tribune Tax Deferred Investment Plan for Machinists	2

Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	4
Notes to Financial Statements	5-9

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT PLAN FOR MACHINISTS

(UNAUDITED)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT PLAN FOR MACHINISTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	(UNAUDITED) December 31,
	2003	2002
Assets:

Investments, at fair value	$ –	$1,382,401

Contributions receivable from participants	–	4,293

Net assets available for benefits	$ –	$1,386,694

The accompanying notes are an integral part of the financial statements.

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT PLAN FOR MACHINISTS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Participant contributions	$ 102,901

Investment income:
Interest and dividends	29,196
Net appreciation in fair value of investments	121,327

Net investment income	150,523

Total additions	253,424

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(128,188)
Administrative fees	(17,619)
Net transfer of assets	(1,494,311)

Total deductions	(1,640,118)

Net decrease in net assets available for benefits	(1,386,694)

Net assets available for benefits:
Beginning of year	1,386,694

End of year	$ –

The accompanying notes are an integral part of the financial statements.

CHICAGO TRIBUNE TAX DEFERRED INVESTMENT PLAN FOR MACHINISTS

NOTES TO FINANCIAL STATEMENTS – (UNAUDITED)

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Chicago Tribune Tax Deferred Investment Plan for Machinists (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective January 1, 1986 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers the International Association of Machinists Local 126 union employees at Chicago Tribune who meet age and service requirements. Separate benefit accounts are maintained for each participant.

Effective December 31, 2003, the Plan was merged with and continued in the form of the Tribune Company Defined Contribution Retirement Plan (“DCRP”) (see Note 4).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In accordance with ERISA, an audit is not required for the Plan. The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody and management of the Plan’s assets.

Contributions

Participants may elect to make before-tax (“salary reduction”) contributions of 1% to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers seven investment alternatives (six mutual funds and the Tribune Company Stock Fund).

Participants may elect to have all or a percentage (in 1% increments) of their contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions be invested in the Tribune Company Stock Fund. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their salary reduction contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. A participant may make only one hardship withdrawal during any Plan year. Participants who make hardship withdrawals will cease to be eligible to make salary reduction contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive the portion invested in the Tribune Company Stock Fund in whole shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Subject to any collective bargaining agreement, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2003 and 2002, all benefit claims that were processed and approved for payment had been distributed.

Administrative fees

Administrative fees of $17,619 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Vanguard Prime Money Market Fund Institutional Shares;
0 units and 528,656 units, respectively	$ –	$528,656
Vanguard Institutional Index Fund; 0 units
and 4,798 units, respectively	–	386,022
Vanguard Total Bond Market Index Fund; 0 units
and 22,570 units, respectively	–	234,274
Tribune Company Stock Fund; 0 units
and 6,731 units, respectively	–	184,573

During 2003, the Plan’s investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $121,327 as follows:

Mutual funds	$103,439
Tribune Company Stock Fund	17,888

Net appreciation in fair value of investments	$121,327

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

Effective as of the close of business on December 31, 2003, the Plan was merged with and continued in the form of the DCRP. Included in the net transfer of assets is $1,494,311 related to the merger, which was transferred to the DCRP.

NOTE 5 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated October 3, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.